Exhibit (a)(5)(lii)

Second Supplement to Offer to Purchase for Cash
All Outstanding Shares of Common Stock of
Genentech, Inc.
at an Increased Price of $95.00 Net Per Share
by Roche Investments USA Inc.,
a member of the Roche Group

THE OFFER (AS EXTENDED) AND WITHDRAWAL RIGHTS EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY, MARCH 25, 2009, UNLESS THE OFFER IS FURTHER EXTENDED.

On March 12, 2009, Roche Investments USA Inc. (the “Purchaser”), Roche Holdings, Inc. and Genentech, Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”).  The purpose of this Supplement is to advise stockholders of the Company that, pursuant to the Merger Agreement, the Purchaser’s offer to purchase all outstanding shares (the “Shares”) of the Company’s common stock, par value $0.02 per share (the “Shares”), not owned by Roche has been amended and supplemented as follows:

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Increased Price.  The price to be paid for Shares purchased pursuant to the Offer (as defined below) has been increased to $95.00 per Share, net to the seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer.  All Shares tendered and purchased pursuant to the Offer (including any Shares previously tendered) will receive the increased price.

•	Extended Expiration Date. The expiration date of the Offer has been extended until midnight, New York City time, on Wednesday, March 25, 2009, unless further extended.

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Majority of Minority Condition.  The Offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the Offer a number of Shares representing at least a majority of the outstanding Shares, excluding Shares owned by the Roche Group, the officers, directors and controlling shareholders of Roche Holding Ltd and the officers and directors of the Company (the “Majority of the Minority Condition”).  The Offer is not subject to a financing condition.

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Second-Step Merger.  If Roche purchases Shares in the Offer and the other conditions to the second-step merger (as described below) are satisfied or waived, Roche will effect a second-step merger as promptly as practicable in accordance with the terms of the Merger Agreement at the same per Share price paid in the Offer.  No further action by any public stockholder of the Company will be required to consummate the second-step merger and Roche and the Company have amended the Affiliation Agreement so that the merger provisions of the Affiliation Agreement do not apply to the consummation of the Offer, the second-step merger and the other transactions contemplated by the Merger Agreement.

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Recommendation of the Special Committee. A special committee of independent directors of the Company’s board of directors (the “Special Committee”) has unanimously determined that each of the Offer and the second-step merger is fair to and in the best interests of the Company’s stockholders (other than Roche), and the Special Committee recommends that the Company’s stockholders tender their Shares in the Offer.

The Purchaser is offering to purchase all of the outstanding Shares not owned by Roche upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009 and the related Letter of Transmittal, as such documents have been amended and supplemented by this Supplement and Amendments Nos. 1, 2, 3 and 4 to the related Tender Offer Statement and Rule 13E-3 Transaction Statement filed by Roche with the Securities and Exchange Commission (“SEC”).  We refer to this offer, as so amended and supplemented and as may be further amended and supplemented, as the “Offer”.  These documents may be obtained for free by contacting the Information Agent for the Offer, MacKenzie Partners, Inc., at (212) 929-5500 or (800) 322-2885 (Toll-Free).  These documents and other important information regarding the Offer may also be obtained from the SEC’s website at www.sec.gov.

Neither the SEC nor any state securities commission has approved or disapproved of this transaction, passed upon the merits or fairness of this transaction or passed upon the adequacy or accuracy of the information contained in this document.  Any representation to the contrary is a criminal offense.

March 12, 2009	Roche Investments USA Inc.

SUMMARY TERM SHEET

Roche Investments USA Inc. is offering to purchase all outstanding shares of common stock, par value $0.02 per share, of Genentech, Inc. not owned by Roche Holding Ltd and its subsidiaries for $95.00 per share, net to seller in cash, without interest and less applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 9, 2009 (as amended and supplemented by this Supplement and Amendments Nos. 1, 2, 3 and 4 to the related Tender Offer Statement and Rule 13E-3 Transaction Statement), and in the related amended and restated Letter of Transmittal, as each may be further amended and supplemented from time to time. This summary term sheet is not meant to be a substitute for the information contained in the Offer to Purchase and you should carefully read the Offer to Purchase, this Supplement, the accompanying Letter of Transmittal, and Genentech’s Schedule 14D-9 (as amended) in their entirety because the information in this summary term sheet is not complete and additional important information is contained in those other documents. We have included in this summary term sheet cross-references to the sections of the Offer to Purchase, as amended and supplemented, that contain a more complete description of the topics covered in this summary term sheet.

Who is offering to buy my securities?

Our name is Roche Investments USA Inc.  We are a Delaware corporation formed for the purpose of making this tender offer.  We are an indirect wholly owned subsidiary of Roche Holding Ltd, a joint stock company organized under the laws of Switzerland.  The Roche Group owns approximately 55.7% of the outstanding shares of Genentech common stock. In addition, the Roche Group is Genentech’s most significant strategic partner, collaborating with Genentech on the co-development and commercialization of many of Genentech’s key products. See “The Offer — Section 9 — Certain Information Concerning the Purchaser and Parent” and “Special Factors — Section 10 — Related Party Transactions” of the Offer to Purchase.

What securities are you offering to purchase?

We are offering to purchase all of the outstanding shares of common stock of Genentech not owned by the Roche Group.

Why are you amending the offer?

On March 12, 2009, Genentech, Roche Investments USA Inc. and Roche Holdings, Inc. entered into an Agreement and Plan of Merger, pursuant to which Roche will amend its existing offer to increase the offer price to $95.00 per share and eliminate the financing and certain other conditions to the offer.  The offer remains subject to the condition that a majority of the public stockholders tender their shares.  If the offer is completed, Roche will promptly consummate a second-step merger in which all remaining public stockholders will, without the need for further action by any public stockholder, receive $95.00 per share for their shares (subject to their appraisal rights described under “Special Factors — Section 8 — Dissenters’ Appraisal Rights; Rule 13e-3” in the Offer to Purchase).  Roche and Genentech have also amended their Affiliation Agreement to permit all stockholders to receive the same increased price in the offer and the merger.

How much are you offering to pay for my securities and what is the form of payment?

We are offering to pay $95.00 per share of Genentech common stock, net to seller in cash, without interest and less applicable withholding taxes. If you are the record holder of shares (i.e., a stock certificate has been issued to you) and you directly tender your shares to us in the offer, you will not have to pay brokerage fees or similar expenses. If you own shares through a broker, dealer, commercial bank, trust company or other nominee, and your broker, dealer, commercial bank, trust company or other nominee tenders your shares on your behalf, it may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See “Introduction” of the Offer to Purchase.

What are the most significant conditions to the offer?

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn prior to the expiration of the offer a number of shares of Genentech common stock representing at least a majority of the outstanding shares, excluding shares owned by the Roche Group, the officers, directors and controlling shareholders of Roche Holding Ltd and the executive officers and directors of Genentech.  Other conditions to the offer are described under “The Merger Agreement — Conditions to the Offer” of this Supplement.  The offer is not conditioned upon any financing arrangements or subject to a financing condition.

Do you have the financial resources to pay for the shares?  Is your financial condition relevant to my decision to tender in the offer?

The purchase price is payable in cash and is not conditioned upon financing.  Based on the $95.00 per share offer price, we estimate that we will need approximately $46.8 billion to purchase all outstanding shares not owned by the Roche Group (including all shares issuable upon exercise of outstanding options) and to pay related fees and expenses.  We have raised net proceeds of approximately $39 billion through a series of debt offerings.  We expect to obtain the remaining funds through a combination of additional debt financing, which could include further issuances of debt securities, commercial paper and borrowings under our existing €2.5 billion revolving credit facility or under additional facilities, and the use of available cash held by the Roche Group.  Accordingly, we do not believe our financial condition is material to your decision whether to tender in the offer.

Do you have interests in the offer that are different from my interests as a stockholder of Genentech?

Yes. Our interests in the offer (and any subsequent merger) are different from those of stockholders being asked to sell their shares. In particular, our financial interests with regard to the price to be paid in the offer (and any subsequent merger) are adverse to the interests of stockholders being asked to sell their shares. Also, if you sell shares in the offer or your shares are converted in any subsequent merger, you will cease to have any interest in Genentech and will not have the opportunity to participate in the future earnings or growth, if any, of Genentech. On the other hand, we will benefit from any future increase in the value of Genentech, as well as bear the burden of any future decrease in the value of Genentech.  In addition, as Genentech’s most significant strategic partner with numerous commercial relationships with Genentech and its subsidiaries, we have significant commercial interests relating to Genentech that are different from and may be adverse to those of other stockholders of Genentech.  See “Special Factors — Section 2 — Purpose of and Reasons for the Offer; Plans for the Company” and “Special Factors — Section 2 — Purpose of and Reasons for the Offer; Plans for the Company” in the Offer to Purchase.  Interests of the directors and officers of Genentech that may differ from yours are described in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Genentech with the Securities and Exchange Commission and disseminated to stockholders (as amended, the “Company Schedule 14D-9”).

What does Genentech’s special committee think of the offer?

The special committee has determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of Genentech and its stockholders (other than Roche) and recommended that Genentech’s board of directors adopt resolutions approving and declaring advisable the merger agreement and the transactions contemplated by it and recommending that Genentech’s stockholders tender their shares in the offer and, if required by Delaware law, adopt the Merger Agreement and the transactions contemplated by it. In approving the offer, the special committee relied on the opinion of its financial advisor, Goldman, Sachs & Co., which is summarized in and attached as an exhibit to the Company Schedule 14D-9. A description of the Special Committee’s other reasons for approving the offer and the second-step merger is also set forth in the Company Schedule 14D-9.

What is your position as to the fairness of the transaction?

We believe that the transaction is fair to Genentech’s stockholders who are not affiliated with Genentech.  The factors considered by Roche are set forth under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction” of the Offer to Purchase and “Special Factors — Fairness of the Transaction” of this Supplement.  The factors considered by Genentech in making its determination are set forth in the Company Schedule 14D-9.

What is the market value of my shares?

On July 18, 2008, the last trading day prior to the date on which Roche first publicly announced its proposal to acquire all of the outstanding shares of Genentech common stock not owned by it, the last sale price of Genentech common stock reported on the New York Stock Exchange was $81.82 per share. On January 29, 2009, the last full trading day before the announcement of our intention to commence the offer, the last sale price of Genentech common stock reported on the New York Stock Exchange was $84.09 per share. On February 6, 2009, the last full trading day before the date of the Offer to Purchase, the last sale price of Genentech common stock reported on the New York Stock Exchange was $83.00 per share. On March 11, 2009, the last full trading day prior to the date of this Supplement, the last sale price of Genentech common stock reported on the New York Stock Exchange was $92.17 per share. Please obtain a recent quotation for your shares of Genentech common stock prior to deciding whether or not to tender. See “The Offer — Section 6 — Price Range of Shares; Dividends” of the Offer to Purchase.

What are the U.S. federal income tax consequences of participating in the offer?

In general, your sale of shares of Genentech common stock pursuant to the offer will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. You should consult your tax advisor about the tax consequences to you of participating in the offer in light of your particular circumstances. See “The Offer — Section 5 — Certain U.S. Federal Income Tax Considerations” of the Offer to Purchase.

Will the offer be followed by a merger if all the shares are not tendered in the offer?

If we purchase shares in the offer and the other conditions to the merger are satisfied or waived, we intend to effect a merger as promptly as practicable in accordance with the terms of the merger agreement, in which case, Roche Investments USA Inc. will merge into Genentech, with Genentech continuing as the surviving corporation. If the Roche Group owns 90% or more of the outstanding Genentech shares upon consummation of the offer or otherwise (including as a result of our exercise of the top-up option), we intend to effect a short-form merger in accordance with the terms of the merger agreement without a vote of, or prior notice to, Genentech’s stockholders. If the Roche Group does not own 90% or more of the outstanding Genentech shares upon consummation of the offer or otherwise, we, as Genentech’s majority stockholder, intend to approve the merger by action by written consent without the affirmative vote of any other Genentech stockholder in accordance with the merger agreement.  When the merger takes place, we will indirectly own all of the Genentech shares and all other remaining stockholders (other than stockholders properly exercising their appraisal rights) will receive the price per share paid in the offer.  See “The Merger Agreement” in this Supplement.

What is the “top-up option” and when will it be exercised?

Under the merger agreement, if after consummation of the offer (and any subsequent offering period), we own less than 90% of the outstanding shares, we have the option, subject to limitations, to purchase from Genentech the number of authorized and unissued shares equal to the number of shares that, when added to the number of shares owned by the Roche Group at the time of exercise of the top-up option, constitutes one share more than 90% of the shares that would be outstanding immediately after the issuance of all shares to be issued upon exercise of the top-up option (calculated on a fully-diluted basis or, at our election, on a primary basis), at a price per share equal to the price per share paid in the offer. The top-up option cannot be exercised if the number of top-up option shares would exceed the number of authorized but unissued and unreserved shares. We may exercise this option once at any time on or prior to the 10th business day after we accept shares for payment pursuant to the offer or the 10th business day after the end of any subsequent offering period, if applicable. If we exercise the top-up option and thereby obtain ownership of 90% of the outstanding shares, we will be able to effect a short-form merger under Delaware law, which means that we may effect the merger without any further action by the stockholders of Genentech.  We have agreed to exercise the top-up option to the extent necessary and practicable in order to consummate a short-form merger in accordance with the terms of the merger agreement. See “The Merger Agreement” in this Supplement.

Is this the first step in a going-private transaction?

Yes. The purpose of the offer is to acquire as many of the publicly-held shares as possible as a first step in acquiring the entire equity interest in Genentech.  If we are successful, Genentech will no longer be publicly owned and will cease to be listed on the New York Stock Exchange and, assuming there are no other registered securities of Genentech, will cease to be required to make filings with the Securities and Exchange Commission and to comply with the Securities and Exchange Commission rules relating to public companies. See “The Offer — Section 7 — Possible Effects of the Offer on the Market for the Shares; NYSE Listing; Registration under the Exchange Act; Margin Regulations” of the Offer to Purchase.

Does Roche have the right to obtain majority representation on Genentech’s board of directors?

Yes.  Since 1999, Roche has had the right under Genentech’s bylaws to obtain proportional representation on Genentech’s board of directors at any time.  As of the date of this Supplement, Roche has designated three of the seven members of Genentech’s board of directors.  If Roche were to exercise its right under the bylaws, Roche would have majority representation on Genentech’s board of directors.

Unless previously exercised, we currently intend to exercise our right to obtain proportional representation on Genentech’s board of directors when we purchase shares in the offer. See “Special Factors — Section 6 — Effects of the Offer” and “Special Factors — Section 10 — Related Party Transactions — Certain Governance Arrangements — Certificate of Incorporation and Bylaws — RHI’s Right to Proportional Representation” of the Offer to Purchase.

If I decide not to tender, how will the offer affect my shares?

If the offer is successful, we will effect a second-step merger as soon as possible thereafter in accordance with the merger agreement.  If the proposed second-step merger takes place, stockholders who do not tender in the offer (other than those properly exercising their appraisal rights) will receive the same amount of cash per share that they would have received had they tendered their shares in the offer.  Therefore, if the offer is successful, the only difference between tendering and not tendering shares in the offer is that tendering stockholders will be paid earlier.

How does the Affiliation Agreement affect the offer and any subsequent merger between Genentech and Roche?

If Roche purchases shares in the offer and the other conditions to the second-step merger (as described below) are satisfied or waived, Roche will effect a second-step merger as promptly as practicable in accordance with the terms of the merger agreement at the same per Share price paid in the offer (subject to their appraisal rights described under “Special Factors — Section 8 — Dissenters’ Appraisal Rights; Rule 13e-3” of the Offer to Purchase).  No further action by any public stockholder of Genentech will be required to consummate the second-step merger and Roche and Genentech have amended the Affiliation Agreement so that the merger provisions of the Affiliation Agreement do not apply to the consummation of the offer, the second-step merger and any other transaction contemplated by the merger agreement.

How long do I have to decide whether to tender in the offer?

You have until the expiration of the offer to tender. The offer currently is scheduled to expire at 12:00 midnight, New York City time, on Wednesday, March 25, 2009. Pursuant to the terms of the merger agreement, if any of the conditions to the offer is not satisfied or waived on any scheduled or extended expiration date of the offer, we will extend the offer, from time to time until such condition is satisfied or waived.  Notwithstanding the foregoing, we are not required or permitted to extend the offer beyond April 1, 2009.

We may elect to provide a “subsequent offering period.” A subsequent offering period, if provided, will be an additional period of time, beginning after we have purchased shares tendered in the offer, during which stockholders may tender their shares and receive the offer consideration. We do not currently intend to include a subsequent offering period, although we reserve the right to do so.  See “The Offer — Section 1 — Terms of the Offer” of the Offer to Purchase.

How will I be notified if the offer is extended?

If we decide to extend the offer, we will inform Mellon Investor Services LLC, the Depositary for the offer, of that fact and will make a public announcement of the extension, no later than 9:00 a.m., New York City time, on the next business day after the date the offer was scheduled to expire. See “The Offer — Section 1 — Terms of the Offer” of the Offer to Purchase.

How do I tender my shares?

If you desire to tender all or any portion of your shares in the offer and be eligible to receive the increased offer price per share, this is what you must do:

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If you are a record holder (i.e., a stock certificate has been issued to you), you must complete and sign either of the blue Letter of Transmittal or the green Letter of Transmittal that were previously mailed to you or the yellow Letter of Transmittal that accompanies this Supplement and send it with your stock certificate to Mellon Investor Services LLC, the Depositary for the offer. Detailed instructions are contained in each Letter of Transmittal and in “The Offer — Section 3 — Procedure for Tendering Shares” of the Offer to Purchase.

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If you are a record holder but your stock certificate is not available or you cannot deliver it to the Depositary prior to the expiration of the offer, you may be able to tender your shares using either of the gray Notice of Guaranteed Delivery or the beige Notice of Guaranteed Delivery that were previously mailed to you or the pink Notice of Guaranteed Delivery that accompanies this Supplement. Please call MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 for assistance. See “The Offer — Section 3 — Procedure for Tendering Shares” of the Offer to Purchase.

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If you hold your shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your shares be tendered. See “The Offer — Section 3 — Procedure for Tendering Shares” of the Offer to Purchase.

If I tendered my shares before the offer was increased to $95.00 per share, do I have to do anything now?

No. Shares previously validly tendered and not withdrawn constitute valid tenders for purposes of the offer.  Stockholders who have already tendered their shares (or who in the future tender their shares) using any Letter of Transmittal or Notice of Guaranteed Delivery will be deemed to have tendered (or be tendering) pursuant to the offer and will receive the increased offer price per share described in this Supplement if shares are accepted for payment and paid for pursuant to the offer. See “Introduction” and “The Offer — Section 3 — Procedure for Tendering Shares” of the Offer to Purchase.

Until what time can I withdraw tendered shares?

You can withdraw some or all of the shares that you previously tendered in the offer at any time prior to the expiration date of the offer, which is Wednesday, March 25, 2009. Shares may also be withdrawn after April 9, 2009 unless theretofore accepted for payment as provided herein. Once we accept shares for payment, you will no longer be able to withdraw them. In addition, you may not withdraw shares tendered during any subsequent offering period that we may provide. See “The Offer — Section 4 — Withdrawal Rights” of the Offer to Purchase.

How do I withdraw tendered shares?

To withdraw tendered shares, you must deliver a written notice of withdrawal, which includes all required information, to Mellon Investor Services LLC, the Depositary for the offer, while you have the right to withdraw the shares. If you tendered your shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct the broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your shares. See “The Offer — Section 4 — Withdrawal Rights” of the Offer to Purchase.

When and how will I be paid for my tendered shares?

Subject to the terms and conditions of the offer, we will pay for all shares of Genentech common stock validly tendered and not withdrawn promptly after the expiration of the offer. However, we reserve the right, in our sole discretion and subject to applicable law, to delay the acceptance for payment or payment for shares until satisfaction or waiver (where permissible) of all conditions to the offer relating to governmental or regulatory approvals.  See “The Offer — Section 2 — Acceptance for Payment and Payment” of the Offer to Purchase.

We will pay for your shares by depositing the purchase price with Mellon Investor Services LLC, the Depositary for the offer, which will act as your agent for the purpose of receiving payments from us and transmitting such payments to you. In all cases, payment for tendered shares will be made only after timely receipt by the Depositary of such shares, a properly completed and duly executed Letter of Transmittal and any other required documents. See “The Offer — Section 2 — Acceptance for Payment and Payment” of the Offer to Purchase.

How will employee stock options be treated in the offer and the merger?

If you hold vested stock options issued by Genentech, you may accept the offer in relation to the shares of Genentech common stock issued upon exercise of such options so long as, prior to the expiration of the offer, you have validly exercised your Genentech options and tendered the shares issued upon exercise of the options in accordance with the terms of the offer.

If you hold Genentech options at the time of the merger, your options, whether or not vested or exercisable, will vest and be canceled, and Genentech will pay the holder of any such option at or promptly after the effective time an amount in cash equal to the excess, if any, of the amount per share paid in the merger over the applicable exercise price per share of such option, multiplied by the number of shares issuable upon exercise of such option.

Are appraisal rights available in either the offer or the merger?

Appraisal rights are not available in connection with the offer.

However, appraisal rights will be available to holders of shares at the time of the merger who have not voted in favor of the merger, demand appraisal of their shares and otherwise comply with the applicable statutory procedures under Delaware law.  See “Special Factors — Section 8 — Dissenters’ Appraisal Rights; Rule 13e-3” of the Offer to Purchase.

Whom can I talk to if I have questions about the offer?

You can call MacKenzie Partners, Inc., the Information Agent for the offer, at (800) 322-2885 (toll-free), or Greenhill & Co., LLC, the Dealer Manager for the offer, at (888) 504-7336 (toll-free). See the back cover of this Supplement.

SPECIAL FACTORS

Background

On Saturday, March 7, 2009, a representative of Greenhill received a call from a representative of Goldman Sachs to initiate discussion of a possible negotiated transaction.  As part of these discussions, the Greenhill representative made clear that any such transaction would need to comply with Roche’s existing schedule for the Offer.  Following this call, counsel for Roche and the Special Committee discussed the potential structure of a proposed negotiated transaction.  Roche’s counsel indicated that any negotiated transaction would need to provide Roche with assurance that if the first-step tender offer closed, a second-step merger would be effected at the same price per Share paid in the tender offer.  Shortly thereafter, Roche’s counsel provided a draft merger agreement to the counsel for the Special Committee.

On March 8, 2009, Dr. Franz B. Humer, Chairman of Roche, received a call from Dr. Charles A. Sanders, Chairman of the Special Committee.  They discussed a range of possible transaction prices and agreed to pursue negotiations concerning a transaction at $95.00 per Share.

In the early afternoon of March 8, 2009, counsel to Roche and counsel for the Special Committee began to negotiate the terms of a merger agreement providing for a two-step transaction consisting of a tender offer followed by a merger.  The negotiations principally concerned the structuring of the second-step merger to provide assurances that if a majority of the publicly held Shares was tendered in the Offer, the second-step merger could and would be consummated (without any further action by the Company’s board of directors or public stockholders) in which all remaining public stockholders would receive the same price per Share paid in the Offer (subject to appraisal rights).  In order to give effect to this structure, the parties agreed to amend the Affiliation Agreement to except from the applicability of Sections 4.02 and 4.03 of the Affiliation Agreement the consummation of the Offer, the merger and the other transactions contemplated by the merger agreement, in each case, in acceptance with the terms of the merger agreement.

In the early evening of March 11, 2009, after negotiations of the merger agreement were substantially concluded, the Special Committee unanimously determined to recommend that the Company’s board of directors approve and declare advisable the merger agreement and the transactions contemplated thereby at a price of $95.00 per Share.  At a telephonic meeting later that day, based on the recommendation of the Special Committee, the Company’s board of directors (with the three directors designated by Roche abstaining) (i) determined that the merger agreement and the transactions contemplated thereby are fair to and in the best interests of the Company’s stockholders (other than the Roche Group), (ii) approved the merger agreement and the other transactions contemplated in the merger agreement and declared the merger agreement advisable and (iii) resolved to recommend that the Company’s stockholders tender their Shares in the Offer and, if stockholder approval is required by Delaware law, adopt the merger agreement and the transactions contemplated hereby.

Fairness of the Transaction

While Roche has increased the Offer price per Share to $95.00, we continue to believe that the initial $86.50 per Share Offer price and the subsequent $93.00 per Share Offer price are fair to the unaffiliated stockholders of the Company based on the factors described under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction” in the Offer to Purchase.  As a result, we believe that the increased Offer price of $95.00 per Share is also fair to the unaffiliated stockholders.

In addition to the factors described under “Special Factors — Section 3 — Position of Roche Regarding Fairness of the Transaction” in the Offer to Purchase, Roche believes that the transactions contemplated by the merger agreement, including the Offer and the merger at the increased price of $95.00 per Share, are fair to the Company’s stockholders unaffiliated with the Company for the following additional reasons:

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The Special Committee, which is comprised solely of directors who are not affiliated with the Company or Roche, unanimously (i) determined that the merger agreement and the transactions contemplated by it are fair to and in the best interests of the Company’s stockholders (other than the Roche Group) and (ii) recommended that the Company’s board of directors adopt resolutions approving and declaring advisable the merger agreement and the transactions contemplated by it and recommending that the Company’s stockholders tender their Shares in the Offer and, if required by Delaware law, adopt the merger agreement and the transactions contemplated by it.

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In connection with its taking the foregoing actions, the Special Committee was advised by its own advisors, including Latham & Watkins LLP, its independent legal counsel, and Goldman, Sachs & Co., its independent financial advisor.

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Unlike the structure of our unsolicited tender offer for the Company’s publicly held Shares prior to the merger agreement, the current structure of the Offer, after giving effect to the amendment to the Affiliation Agreement, assures that if we purchase Shares in the Offer a second-step merger will occur pursuant to which each stockholder of the Company, whether tendering Shares in the Offer or receiving the merger consideration in the second-step merger, will receive the same price per Share.  While Roche did not believe it was possible to predict with any reasonable degree of certainty the amount per Share that would have been payable pursuant to the “banker valuation” provisions of the Affiliation Agreement (and Roche did not attempt to make such a prediction), Roche believes that this structure supports the fairness of the transaction to unaffiliated stockholders because (i) the structure was a prerequisite for Roche being willing to increase the price from $93.00 to $95.00 per Share, (ii) the increased price would be received by all stockholders, not just those who participated in a second-step merger, and thus the structure effectively shared the value of the merger provisions of the Affiliation Agreement equally among all unaffiliated stockholders and (iii) it provides certainty and clarity to unaffiliated stockholders for the purposes of their determination of whether or not to tender their Shares in the Offer.

Information concerning the determinations and recommendation of the Special Committee and the Company’s board of directors as to the fairness of the transaction is set forth in the Company Schedule 14D-9.

Information Considered

Roche does not believe that there has been any material change in the information it considered with respect to the transaction as described in the Offer to Purchase, and Roche did not request Greenhill & Co., LLC, its financial advisor, to revise, update or otherwise bring down its February 7, 2009 presentation in connection with the execution and delivery of the merger agreement and increase in the Offer price to $95.00 per Share.  A description of the information considered by the Special Committee, including the analysis and advice of its financial advisor, is set forth in the Company Schedule 14D-9.

THE MERGER AGREEMENT

The following is a summary of the material provisions of the Agreement and Plan of Merger dated as of March 12, 2009 (the “Merger Agreement”) among the Company, Roche Holdings, Inc. (“RHI”) and the Purchaser and is qualified in its entirety by reference to the full text of the Merger Agreement, a copy of which is filed as exhibit (d)(ix) to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference. This summary of terms has been included in this Supplement to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about the Company or RHI (or their affiliates) in public reports filed with the SEC. In particular, the Merger Agreement and this summary of terms are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to the Company or RHI (or their affiliates).

The Offer.  The Merger Agreement requires the Purchaser to amend the Offer to increase the purchase price to $95.00 per Share, net to the seller in cash, to provide that the conditions will be as set forth in “— Conditions to the Offer” below and not others, to provide that the expiration date is March 25, 2009 and to otherwise conform to the requirements of the Merger Agreement. The Purchaser expressly reserves the right to waive any of the conditions to the Offer and to make any other changes in the terms of or conditions to the Offer; provided that the Purchaser may not (i) change the amount or form of the consideration to be paid or the number of Shares sought in the Offer, (ii) waive the Majority of the Minority Condition, (iii) add to, amend, modify, supplement, or otherwise change any of the conditions to the Offer set forth in “— Conditions to the Offer” below, (iv) amend any other term of the Offer in any manner adverse to the stockholders of the Company (other than the Roche Group) or (v) extend the expiration date of the Offer except as otherwise provided in the Merger Agreement.

Extensions of the Offer. The Purchaser is required to extend the Offer from time to time, for successive periods not to exceed 10 business days each, until the conditions to the Offer are satisfied or waived if any of the conditions is not satisfied or waived on any scheduled expiration date of the Offer.  In no event will the Purchaser be required or permitted to extend the Offer beyond April 1, 2009. The Merger Agreement further obligates the Purchaser to extend the Offer (but not beyond April 1, 2009) for a period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer or any period otherwise required by applicable law.

The Merger Agreement obligates the Purchaser, subject to the terms and conditions set forth therein and to the satisfaction or waiver of the conditions set forth in “— Conditions to the Offer” below, to accept for payment and pay for, promptly after the expiration of the Offer, all Shares validly tendered and not withdrawn pursuant to the Offer and validly tendered in any subsequent offering period. The date on which Shares are first accepted for payment pursuant to the Offer is referred to as the “Acceptance Date.”

Subsequent Offering Period.  Following expiration of the Offer, the Purchaser may, in its sole discretion, provide a subsequent offering period in accordance with Rule 14d-11 of the Exchange Act.

Directors.  The Merger Agreement provides that following the Acceptance Date and until the effective time of the Merger, the Company’s board of directors will at all times include the directors that currently comprise the Special Committee and none of RHI, the Purchaser or the Company will take any action to cause any change in the composition of the Special Committee. After the Acceptance Date and prior to the effective time of the Merger, in addition to any approvals of the Company’s board of directors or the stockholders of the Company as may be required by the Company’s certificate of incorporation, the Company’s bylaws or applicable law, the affirmative vote of a majority of the members of the Special Committee is required:

•	for the Company to terminate or amend the Merger Agreement;

•	for the Company to exercise or waive any of the Company’s rights, benefits or remedies under the Merger Agreement;

•	for the Company to take any action that would prevent or materially delay the consummation of the Merger;

•	except as otherwise contemplated by the Merger Agreement, to amend the Company’s certificate of incorporation or the Company’s bylaws; or

•
for the Company’s board of directors to take any other action under the Merger Agreement, in each case, if such termination, amendment, exercise, waiver or other action would reasonably be expected to adversely affect the holders of Shares (other than the Roche Group).

Top-Up Option.  Pursuant to the Merger Agreement, the Company has granted to the Purchaser an irrevocable option, for so long as the Merger Agreement has not been terminated in accordance with its terms, to purchase from the Company up to that number of authorized and unissued Shares that, when added to the number of Shares owned by the Roche Group at the time of exercise, constitutes one Share more than 90% of the Shares that would be outstanding immediately after the issuance of all Shares to be issued upon exercise of the top-up option (calculated on a fully-diluted basis or, at RHI’s election, on a primary basis at the effective time of the Merger). The top-up option may be exercised, in whole or in part, only once, at any time during the 10-business-day period following the Acceptance Date, or if any subsequent offering period is provided, during the 10-business-day period following the expiration date of such subsequent offering period, and only if the Roche Group owns as of such time less than 90% of the Shares outstanding on a fully-diluted basis. The top-up option, however, may not be exercised if the number of Shares issuable upon exercise of the top-up option would exceed the number of authorized but unissued and unreserved Shares. The Purchaser has agreed, and RHI has agreed to cause the Purchaser, to exercise the top-up option to the extent necessary and practicable in order to consummate a Merger under Section 253 of the Delaware General Corporation Law (“Delaware Law”).

The aggregate purchase price payable for the Shares being purchased by the Purchaser pursuant to the top-up option will be equal to the product of the number of Shares to be purchased and the price paid per Share in the Offer. Such purchase price may be paid by the Purchaser, at its election, either (A) entirely in cash or (B) by executing and delivering to the Company a promissory note having a principal amount equal to the purchase price.  Any such promissory note will bear interest at the rate of 3% per annum, will mature on the first anniversary of the date of execution and delivery of such promissory note and may be prepaid without premium or penalty.

The Merger.  The Merger Agreement provides that, at the effective time of the Merger, the Purchaser will be merged into the Company (the “Merger”) in accordance with Delaware Law.  At that time, the separate existence of the Purchaser will cease, and the Company will be the surviving corporation.

Under the terms of the Merger Agreement, at the effective time of the Merger each Share outstanding immediately prior to the effective time will be converted into the right to receive cash equal to the price paid per Share in the Offer, without interest (the “Merger Consideration”). Notwithstanding the foregoing, the Merger Consideration will not be payable in respect of (i) Shares held by the Company as treasury stock or by the Roche Group and (ii) Shares owned by Company stockholders who properly demand appraisal in accordance with Delaware Law. As of the effective time of the Merger, all Shares outstanding immediately prior to the effective time will be canceled and retired and will thereafter represent only the right to receive the Merger Consideration or, if applicable, the amount determined in an appraisal proceeding in accordance with Delaware Law.

Short-Form Merger.  The Merger Agreement provides that if, at any time after the Acceptance Date, the Roche Group owns at least 90% of the outstanding Shares, the parties will take all necessary and appropriate action to cause the Merger to be effected as soon as practicable without a meeting of stockholders of the Company by way of a short-form merger in accordance with Section 253 of Delaware Law.

Roche Written Consent; Company Information Statement. If the Merger is not consummated in accordance with Section 253 of Delaware Law, the Merger Agreement provides that as soon as practicable on or after the Acceptance Date, RHI and the Purchaser will, as holders of a majority of the outstanding Shares, execute and deliver to the Company a consent or consents in writing in accordance with Section 228 of Delaware Law voting all Shares owned by the Roche Group in favor of the adoption of the Merger Agreement without prior notice to or a meeting of the stockholders of the Company.  The Company, acting through the Company’s board of directors and the Special Committee, has agreed to take all actions as may be necessary under law and the Company’s certificate of incorporation and bylaws to permit the approval of the stockholders of the Company being obtained by the Roche written consent.  The Merger Agreement further provides that unless the Merger is consummated in accordance with Section 253 of Delaware Law, the Company will (i) prepare and file an information statement in connection with the Merger with the SEC as promptly as practicable following the Acceptance Date (and in any event within two business days following the later of the Acceptance Date and the consummation of any subsequent offering period) and (ii) use its reasonable best efforts to have the information statement cleared by the SEC and thereafter mailed to the Company’s stockholders as promptly as practicable thereafter.

The Merger Agreement provides that at a special meeting of the Company’s stockholders to approve the consummation of the Merger, if any, or any postponement or adjournment thereof, RHI will vote, or cause to be voted, all of the Shares then owned of record by the Roche Group or with respect to which the Roche Group otherwise has, directly or indirectly, sole voting power in favor of the adoption of the Merger Agreement and approval of the Merger and to deliver or provide, in its capacity as a stockholder of the Company, any other approvals that are required by applicable law to effect the Merger.

Stock Options.  The Merger Agreement provides that at or immediately prior to the effective time of the Merger, each option to purchase Shares that is outstanding, whether or not vested or exercisable, will vest and be canceled, and the Company will pay the holder of any such option at or promptly after the effective time of the Merger an amount in cash equal to the excess, if any, of the Merger Consideration over the applicable exercise price per Share of such option, multiplied by the number of Shares issuable upon exercise of such option.

Employee Stock Plan.  The Merger Agreement provides that with respect to the Company’s 1991 Employee Stock Plan, as amended, the Company will provide that (a) participants may not increase their payroll deductions or purchase elections from those in effect on the date of the Merger Agreement, (b) no purchase period or offering period will commence following the date of the Merger Agreement, (c) each participant’s outstanding right to purchase Shares will be suspended immediately following the end of the purchase period in effect on the date of the Merger Agreement or, if earlier, the end of the business day immediately prior to the Acceptance Date, provided that, in either case, all amounts allocated to each participant’s account as of such date will be used to purchase on the Acceptance Date from the Company whole Shares at the applicable price for the then outstanding purchase period, which Shares will be canceled at the effective time of the Merger in exchange for the right to receive the Merger Consideration, (d) as promptly as reasonably practicable following the purchase of Shares in accordance with the preceding clause (c), return to participants the funds, if any, that remain in the participants’ accounts after such purchase and (e) the plan will terminate immediately prior to the effective time of the Merger so that no further purchase rights will be granted or exercised thereafter.

Representations and Warranties.  In the Merger Agreement, the Company has made customary representations and warranties to RHI, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, capitalization, subsidiaries, SEC filings, financial statements, disclosure documents, absence of certain changes, absence of undisclosed material liabilities, compliance with laws and court orders, litigation, taxes, employee benefit plans, material contracts, intellectual property, finders’ fees, the opinions of the Company’s financial advisor and anti-takeover statutes. RHI has made customary representations and warranties to the Company, including representations relating to its corporate existence and power, corporate authorization, governmental authorization, non-contravention, disclosure documents, finders’ fees and access to funds.

Certain of the Company’s representations and warranties are qualified as to materiality or “Company Material Adverse Effect.” “Company Material Adverse Effect” means a material adverse effect on the business, operations, results of operations or condition (financial or otherwise) of the Company and its subsidiaries, taken as a whole, excluding any effect resulting from:

•
changes in general financial, economic, business, political or regulatory conditions in the United States, to the extent that such changes do not have a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to the U.S. operations of other participants in the biotechnology industry;

•	general financial, credit or capital market conditions, including interest rates or exchange rates or any changes therein;

•
changes or conditions generally affecting the biotechnology industry to the extent that such changes or conditions do not have a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to the U.S. operations of other participants in the biotechnology industry;

•
acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of the Merger Agreement, to the extent that the effects resulting therefrom do not have a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to the impact of such events on the U.S. operations of other participants in the biotechnology industry;

•
any hurricane, earthquake, flood or other natural disasters or acts of God involving the United States to the extent that the effects resulting therefrom do not have a materially disproportionate effect on the Company and its subsidiaries, taken as a whole, compared to the impact of such events on the U.S. operations of other participants in the biotechnology industry;

•	the results of the Avastin NSABP C-08 adjuvant colon cancer trial;

•	the negotiation, execution, announcement, pendency or consummation of the transactions contemplated by the Merger Agreement;

•	changes in United States generally accepted accounting principles (or the interpretation thereof);

•
changes in the Company’s stock price or the trading volume of the Company’s stock, in and of itself (provided this exception will not in any way prevent or otherwise affect a determination that any change, event, circumstance, development or effect underlying such decrease has resulted in, or contributed to, a Company Material Adverse Effect);

•
any failure by the Company to meet any public estimates or expectations of the Company’s revenue, earnings or other financial performance or results of operations for any period, or any failure by the Company to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations (provided that any such failure may be deemed to constitute, in and of itself, a Company Material Adverse Effect and may be taken into consideration when determining whether a Company Material Adverse Effect has occurred); and

•	the availability or cost of equity, debt or other financing to the Purchaser.

The representations and warranties in the Merger Agreement will not survive the Acceptance Date.

The representations and warranties have been negotiated with the principal purpose of establishing the circumstances in which the Purchaser may have the right not to consummate the Offer or a party may have the right to terminate the Merger Agreement, if the representations and warranties of the other party prove to be untrue, and allocate risk between the parties, rather than establish matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable under the securities laws.

 Operating Covenants. The Merger Agreement obligates the Company to, from the date of the Merger Agreement until the Acceptance Date, and to cause each of its subsidiaries to, conduct its business in the ordinary course consistent with past practice and use its reasonable best efforts to (x) preserve intact its present business organization, (y) keep available the services of its officers, employees and consultants and (z) maintain relationships with its customers, suppliers and others having significant business relationships with it. The Merger Agreement also contains specific restrictive covenants as to certain impermissible activities of the Company and its subsidiaries prior to the effective time of the Merger, which provide that, subject to certain exceptions, including as expressly contemplated or as permitted by the Merger Agreement, the Company and its subsidiaries will not take certain actions without the prior written consent of RHI, including, among other things: amendments to their organizational documents; splits, combinations or reclassifications of their securities; dividends and other distributions; redemption or repurchase of their securities, except as may be required by the Affiliation Agreement; issuances or sales of their securities; amendments to the terms of their securities; capital expenditures; loans, advances or capital contributions; acquisitions of material assets or property; dispositions of material assets or property or sales, licenses or transfers of material intellectual property; incurrence of indebtedness other than in the ordinary course; creation of material liens; creation of material limitations or restrictions on the business of the Company; amendment or termination of, or entry into, material contracts; increases in compensation, bonuses or other benefits or adoption of new, or amendments to existing, severance, retention or benefits plans or arrangements; settlement of lawsuits; and changes in financial accounting principles or practices or material tax elections.

Access to Information. The Merger Agreement provides that until the effective time of the Merger, the Company will (a) provide RHI, its affiliates and their respective officers, directors, employees, counsel, financial advisors, auditors or other agents or advisors reasonable access to the businesses, properties, assets, books and records of the Company and its subsidiaries and such financial and operating data and other information as such persons may reasonably request and (b) instruct the representatives of the Company and its subsidiaries to cooperate with RHI in its investigation of the Company and its subsidiaries.  Such access and cooperation will include providing such information, assistance and cooperation to RHI and its affiliates and their respective representatives as such persons may reasonably request in connection with RHI’s integration and transition planning for the operation of the Company following the effective time of the Merger, including with respect to the review and analyses of contracts or agreements under which the Company or any of its subsidiaries is granted any license rights or immunity with respect to the intellectual property of a third party.  Any such investigation is required to be conducted in such manner as not to unreasonably interfere with or disrupt the conduct of the business of the Company and its subsidiaries and RHI is required to maintain the confidentiality of any non-public information provided or made available.

Special Committee Recommendation.  The Company has represented to RHI in the Merger Agreement that the Special Committee has been duly authorized and constituted and at a meeting duly called and held has unanimously:

•	determined that the Merger Agreement and the transactions contemplated by it are fair to and in the best interests of the Company’s stockholders (other than the Roche Group); and

•
recommended that the Company’s board of directors adopt resolutions approving and declaring advisable the Merger Agreement and the transactions contemplated by it and recommending (subject to the Special Committee’s right to make an adverse recommendation change as described under “— Adverse Recommendation Change” below) that the Company’s stockholders tender their Shares in the Offer and, if required by Delaware Law, adopt the Merger Agreement and the transactions contemplated by it (the foregoing, collectively, the “Special Committee Recommendation”).

Company Board Recommendation.  The Company has represented to RHI in the Merger Agreement that the Company’s board of directors at a meeting duly called and held, based on the Special Committee Recommendation:

•	determined that the Merger Agreement and the transactions contemplated in the Merger Agreement are fair to and in the best interests of the Company’s stockholders (other than the Roche Group);

•	approved the Merger Agreement and the other transactions contemplated in the Merger Agreement and declared the Merger Agreement advisable; and

•
resolved (subject to the right of the Company’s board of directors to make an adverse recommendation change as described under “— Adverse Recommendation Change” below) to recommend that the Company’s stockholders tender their Shares in the Offer and, if stockholder approval is required by Delaware Law, adopt the Merger Agreement and the transactions contemplated thereby (the foregoing, collectively, the “Company Board Recommendation”).

Adverse Recommendation Change.  The Merger Agreement provides that each of the Special Committee and the Company’s board of directors will (i) recommend that the Company’s stockholders tender their Shares in the Offer and, if stockholder approval is required by Delaware Law, adopt the Merger Agreement and the transactions contemplated by it and (2) not fail to make, withhold, withdraw, qualify or modify in a manner adverse to RHI the Special Committee Recommendation or the Company Board Recommendation or publicly recommend or announce its intention to take any action or make any statement inconsistent with the Special Committee Recommendation or the Company Board Recommendation.  However, at any time prior to the Acceptance Date, the Merger Agreement provides that if the Special Committee determines in good faith (after considering the advice of its outside legal and financial advisors) that it would be inconsistent with its fiduciary duties under Delaware Law to continue to recommend that the Company’s stockholders tender their Shares in the Offer and, if stockholder approval is required by Delaware Law, adopt the Merger Agreement and the transactions contemplated thereby, then the Special Committee and the Company’s board of directors (acting upon the recommendation of the Special Committee) may make an adverse recommendation change, in which case the obligations of the Special Committee and the Company’s board of directors under the immediately preceding sentence will cease (but not the Company’s obligations under “— Roche Written Consent; Company Information Statement” above (regardless of whether there has been an adverse recommendation change)).  The Merger Agreement further provides, however, that the Special Committee and the Company’s board of directors may not make an adverse recommendation change until after at least 48 hours following RHI’s receipt of written notice from the Company advising RHI that the Special Committee and/or the Company’s board of directors intends to make such an adverse recommendation change and the reasons therefor and the Special Committee and/or the Company’s board of directors considers any modifications proposed by RHI during such 48-hour period in order to eliminate the need for such adverse recommendation change.

Director and Officer Liability.  The Merger Agreement provides that the surviving corporation will (and RHI will cause the surviving corporation to), for six years after the effective time of the Merger, indemnify each director and officer of the Company as of the date of the Merger Agreement to the fullest extent permitted by Delaware Law from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of the Company or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to or at the effective time of the Merger), or (ii) any of the transactions contemplated by the Merger Agreement.  The Merger Agreement further provides that if, at any time prior to the sixth anniversary of the effective time of the Merger, any indemnified person delivers to the surviving corporation a written notice asserting a claim for indemnification, then the claim asserted in such notice will survive the sixth anniversary of the effective time until such time as such claim is fully and finally resolved.

The Merger Agreement provides that the surviving corporation will, for six years after the effective time of the Merger, provide officers’ and directors’ liability insurance in respect of acts or omissions occurring at or prior to the effective time covering each such person currently covered by the Company’s officers’ and directors’ liability insurance policy on terms with respect to coverage and amount no less favorable than those of such policy in effect on the date of the Merger Agreement (subject to the limitation that in fulfilling this obligation the surviving corporation is not obligated to pay in excess of 350% of the current annual premium paid by the Company for such policies). The Merger Agreement provides that RHI and the surviving corporation will ensure that the successors and assigns of RHI or the surviving corporation, as the case may be, will assume the obligations described above.  For six years after the effective time of the Merger, the Merger Agreement provides that the surviving corporation’s certificate of incorporation and bylaws (or any such documents of any successor to the business of the surviving corporation) will contain provisions regarding limitations on personal liability of directors and indemnification and advancement of expenses of officers and directors in respect of acts or omissions occurring at or prior to the effective time, in each case that are no less advantageous to the intended beneficiaries than the corresponding provisions in existence on the date of the Merger Agreement.

Employee Matters. The Merger Agreement provides that, until December 31, 2010, RHI will provide to all employees of the Company or any of its subsidiaries as of the effective time of the Merger who continue employment with the surviving corporation or any of its subsidiaries (“Continuing Employees”) with compensation and benefits that are in the aggregate substantially equivalent to compensation and benefits provided by the Company and its subsidiaries as in effect immediately prior to the effective time.  RHI agreed in the Merger Agreement that the Company’s Executive Severance Plan, Employee Severance Plan, Executive Retention Plan, Employee Retention Plan and the Relocation Home Loan Program will not be rescindable.

The Merger Agreement provides that RHI and the surviving corporation will pay the Continuing Employees the earned and accrued bonus, if any, under the Company’s 2009 Bonus Plan at the time the 2009 bonus otherwise will be paid under the terms of such bonus plan, based upon achievement of such bonus plan’s performance targets.  RHI and the surviving corporation have agreed that for any Company employee entitled to participate in the bonus plan who experiences a “Covered Termination” as such term is defined in the Company’s Executive and Employee Severance Plans, RHI and the surviving corporation will agree to pay a pro rata portion (determined based on the number of days worked in 2009) of such employee’s 2009 bonus (determined based on 2009 job level classification) and in determining the amount of bonus, treat the applicable corporate performance goals that would have been measured as of the end of 2009 as being deemed achieved on an 80% basis, or as otherwise reasonably agreed between RHI and the surviving corporation, but the year to date achievement of any other performance goals would still have to be assessed.

Compensation Arrangements.  The Merger Agreement provides that on or prior to the date of the Merger Agreement, the Special Committee has approved resolutions in the form previously provided to RHI relating to the approval of certain compensation arrangements specified therein.  Prior to the Acceptance Date, the Company (acting through its Special Committee) will, at the reasonable request of RHI, take all such other steps that may be necessary or advisable to cause each employee plan or other arrangement pursuant to which payments are made or benefits provided to any officer, director or employee entered into by the Company or any of its subsidiaries prior to, on or after the date of the Merger Agreement to be approved by the Special Committee (comprised solely of “independent directors”) in accordance with the requirements of Rule 14d-10(d)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and the instructions thereto as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Reasonable Best Efforts. The Merger Agreement provides that, subject to the terms and conditions of the Merger Agreement, the Company and RHI will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under law to consummate the transactions contemplated by the Merger Agreement, including using reasonable best efforts to (i) make as promptly as practicable any required filings with any governmental authority or other third party, (ii) cause the expiration of any applicable waiting periods or the taking of any actions by or with respect to any governmental authority or other third party that are necessary, proper or advisable to consummate the transactions contemplated by the Merger Agreement and (iii) take such other action as may be appropriate to enable the Merger to occur as soon as reasonably possible following the Acceptance Date.

Applicability of Affiliation Agreement.  RHI and the Company agreed in the Merger Agreement that the Affiliation Agreement is amended effective upon the execution and delivery of the Merger Agreement to except from the applicability of Sections 4.02 and 4.03 of the Affiliation Agreement, the consummation of the Offer, the Merger and any other transactions contemplated by the Merger Agreement, exclusively in each case, in accordance with the terms of the Merger Agreement.

Conditions to the Offer.  Pursuant to the Merger Agreement, the Purchaser is not required to accept for payment or pay for any Shares pursuant to the Offer if:

(a)	the Merger Agreement shall have been terminated in accordance with its terms; or

(b)	at the expiration of the Offer;

(i)	the Majority of the Minority Condition shall not have been satisfied;

(ii)
there is a law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger on the terms set forth in the Merger Agreement;

(iii)
the Special Committee and/or the Company’s board of directors shall have failed to make, withheld, withdrawn, qualified or modified in a manner adverse to RHI the Special Committee Recommendation or the Company Board Recommendation or publicly recommended or announced its intention to take any action or make any statement inconsistent with the Special Committee Recommendation or the Company Board Recommendation;

(iv)
(A) the representations and warranties of the Company contained in Section 4.02 and Section 4.05 of the Merger Agreement shall not be true and correct in all material respects at and as of immediately prior to the expiration of the Offer as if made at and as of such time (or, with respect to any representations and warranties in such sections that by their terms address matters only as of another specified time, such representations and warranties shall not have been true and correct in all material respects only as of such time), (B) the representations and warranties of the Company contained in the Merger Agreement that are qualified by Company Material Adverse Effect shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (or, with respect to any representations and warranties that by their terms address matters only as of another specified time, such representations and warranties shall not have been true and correct only as of such time) or (C) the other representations and warranties of the Company contained in the Merger Agreement (disregarding all materiality qualifications contained therein) shall not be true and correct at and as of immediately prior to the expiration of the Offer as if made at and as of such time (or, with respect to any representations and warranties that by their terms address matters only as of another specified time, such representations and warranties shall not have been true and correct only as of such time), except, in the case of clause (C) only, for such matters as have not had and would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect; or

(v)
the Company shall have breached in any material respect or failed to perform its material obligations under the Merger Agreement that are required to be performed prior to such time, and such breach or failure shall not have been cured.

Subject to the terms and conditions of the Merger Agreement, the foregoing conditions to the Offer are for the sole benefit of RHI and the Purchaser and, subject to the terms and conditions of the Merger Agreement and the applicable rules and regulations of the SEC, may be waived by RHI or the Purchaser, in whole or in part, at any time; provided that without the prior consent of the Company (provided that such consent has been approved by the Special Committee), the Purchaser may not:

•	change the amount or form of the consideration to be paid or the number of Shares sought in the Offer;

•	waive the Majority of the Minority Condition;

•	add to, amend, modify, supplement, or otherwise change any of the conditions to the Offer;

•	amend any other term of the Offer in any manner adverse to the stockholders of the Company (other than the Roche Group); or

•	extend the expiration date of the Offer except as provided in the Merger Agreement.

Conditions to the Merger. The obligations of each party to consummate the Merger are subject to the satisfaction of the following conditions:

•
if required by Delaware Law, the stockholders of the Company have approved the Merger and adopted the Merger Agreement; provided that if such approval has been obtained by written consent and not by a vote at a meeting of stockholders, 20 calendar days has elapsed since the date that the Company sent or gave an information statement to its stockholders;

•
there is no law or judgment, injunction, order or decree of any governmental authority with competent jurisdiction retraining or prohibiting or otherwise making illegal the consummation of the Merger; and

•	the Purchaser has purchased Shares pursuant to the Offer.

Termination.  The Merger Agreement may be terminated and the Offer and/or the Merger may be abandoned at any time prior to the effective time of the Merger (notwithstanding approval of the Merger and adoption of the Merger Agreement by the stockholders of the Company):

•	by mutual written agreement of the Company (provided that such termination has been approved by the Special Committee) and RHI; or

•	by either the Company (provided that such termination has been approved by the Special Committee) or RHI, if:

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the Acceptance Date has not have occurred on or before April 1, 2009 (except that this right to terminate the Merger Agreement will not be available to any party whose breach of any provision of the Merger Agreement results in the failure of the Offer to be consummated by such time), or

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there is a law or final non-appealable judgment, injunction, order or decree of any governmental authority with competent jurisdiction restraining, prohibiting or otherwise making illegal the consummation of the Offer or the Merger, or

•	by RHI if, prior to the Acceptance Date:

-	the Special Committee or the Company’s board of directors has made an adverse recommendation change as described under “— Adverse Recommendation Change” above that remains in effect, or

-
a breach of any representation or warranty set forth in Article 4 of the Merger Agreement or failure to perform any covenant or agreement on the part of the Company set forth in the Merger Agreement has occurred that would cause the conditions set forth in clauses (b)(iv) or (v) of “— Conditions to the Offer” above of this Supplement to exist and is incapable of being cured by April 1, 2009 (except RHI’s right to terminate the Merger Agreement pursuant to this provision will not be available if (A) any material covenant of RHI or the Purchaser contained in the Merger Agreement has been breached in any material respect and such breach is not cured or (B) any representation or warranty of RHI or the Purchaser contained in the Merger Agreement (disregarding all materiality and material adverse effect qualifications contained therein) has not be true and correct at and as of such time as if made at and as of such time, with such exceptions as would not reasonably be expected to have a material adverse effect on RHI’s ability to consummate the transactions contemplated by the Merger Agreement or to perform its obligations under the Merger Agreement).

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become void and of no effect with no liability on the part of any party (or any stockholder, director, officer, employee, agent or advisor of such party) to the other party; provided that if such termination results from a material breach of the Merger Agreement, such party will be fully liable for any and all liabilities and damages incurred or suffered by the other party as a result of such breach.

Expenses. All costs and expenses incurred in connection with the Merger Agreement will be paid by the party incurring such cost or expense.

Amendments or Waivers.  Any provision of the Merger Agreement may be amended or waived prior to the effective time of the Merger if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to the Merger Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided that:

•	any such amendment or waiver by the Company will require the approval of the Special Committee;

•
after the Acceptance Date, no amendment may be made that (A) decreases the price per Share paid in the Offer or the Merger Consideration, (B) changes the form of the Merger Consideration or (C) amends, modifies, supplements, adds to or otherwise changes the conditions to the Merger; and

•
after approval of the Merger and adoption of the Merger Agreement by the stockholders of the Company have been obtained, there may be no amendment or waiver that, under Delaware Law, would require the further approval of the stockholders of the Company without such approval first being obtained.

Roche Holding Ltd Guarantee.  In connection with the execution of the Merger Agreement, Roche Holding Ltd and the Company entered into a guarantee pursuant to which Roche Holding Ltd has guaranteed the performance and discharge of RHI’s and the Purchaser’s payment and performance obligations under the Merger Agreement. A copy of the guarantee has been filed as exhibit (d)(x) to the Tender Offer Statement on Schedule TO filed with the SEC in connection with the Offer, and is incorporated herein by reference.

CERTAIN LITIGATION

On February 23, 2009, a putative shareholder class action complaint was filed against Parent and the Purchaser in the United States District Court for the Northern District of California.  The complaint seeks damages and injunctive and declaratory relief concerning allegations that the Offer constitutes a breach of Roche’s fiduciary duties owed to the Company’s public stockholders, includes an inadequate price, and is accompanied by materially false, misleading, or omissive disclosures under the federal securities laws.  On March 9, 2009, plaintiff amended its complaint to include additional factual allegations, including Roche’s announcement that it had increased the Offer price from $86.50 to $93.00 per Share.

       On March 9, 2009, following full briefing, the Court of Chancery of the State of Delaware held oral argument on plaintiffs’ motion to preliminarily enjoin the Offer in In re Genentech, Inc. Shareholders Litigation.  The Court reserved decision on plaintiffs' motion pending further information from counsel concerning Roche’s plans, if it owns 90% or more of the Company stock following consummation of the Offer, with respect to the determination of the merger consideration payable in a short-form merger, including the role of the Special Committee in the determination of the “banker valuation” in accordance with the Affiliation Agreement and the rights of non-tendering Company stockholders to pursue appraisal.  Following the hearing, the parties conferred on draft supplemental disclosures to be made by Roche that would address these issues.  Counsel to the plaintiffs, Roche, and the Special Committee, on behalf of their respective clients, entered into, and filed with the Court, a stipulation setting forth an understanding concerning these issues and confirming that the stipulation and supplemental disclosures had mooted plaintiffs’ motion for preliminary injunction.  On March 11, 2009, the Court approved the stipulation submitted by the parties.

Roche Investments USA Inc.

March 12, 2009

The Letter of Transmittal and certificates for Shares and any other required documents should be sent to the Depositary at one of the addresses set forth below:

The Depositary for the Offer is:

Mellon Investor Services LLC

By Mail: Mellon Investor Services LLC Attn: Corporate Actions Dept., 27th Floor P.O. Box 3301 South Hackensack, NJ 07606	By Hand or Overnight Mail: Mellon Investor Services LLC Attn: Corporate Actions Dept., 27th Floor 480 Washington Boulevard Jersey City, NJ 07310
By Facsimile:
(For Eligible Institutions Only)
(201) 680-4626

Confirm Facsimile Transmission:
(201) 680-4860

If you have questions or need additional copies of the Offer documents, you can call the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. You may also contact your broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue
New York, New York 10016
(212) 929-5500 (Call Collect)
or
Call Toll-Free (800) 322-2885

Email: genentech@mackenziepartners.com

The Dealer Manager for the Offer is:

Greenhill & Co., LLC 300 Park Avenue New York, New York 10022 Call Toll Free: (888) 504-7336